Allscripts Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, IL 60654

November 5, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:Craig Wilson

Brittany Ebbertt

Re:Allscripts Healthcare Solutions, Inc.

Form 10-K for the fiscal year ended December 31, 2017

Filed February 26, 2018

Form 10-Q for the quarterly period ended June 30, 2018

Filed August 6, 2018

File No. 001-35547

Ladies and Gentlemen:

Allscripts Healthcare Solutions, Inc. (the “Company”) provides the following response to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated October 23, 2018, relating to the above-referenced filings.

In response to the Comment Letter, and to facilitate review, we have repeated the text of the Staff’s comments below and followed each comment with the Company’s response.

Form 10-Q for the quarterly period ended June 30, 2018

Notes to Consolidated Financial Statements (Unaudited)

Note 2. Revenue from Contracts with Customers

Performance Obligations, page 12

1.

We note from your response to prior comment 1 that you sometimes use the residual approach to estimate the standalone selling price for sales of new products, services and acute software suite offerings. Please tell us how you met one of the criteria in ASC 606-10-32-34(c), and to the extent material please provide a comprehensive discussion to support use of the residual approach for new products, services and acute software suite offerings. As part of your response, please quantify the amount of revenue recognized where the residual method is used.

The Company’s use of the residual approach is limited to our suite of acute software licenses sold in the acute hospital information technology (“IT”) market segment. Approximately 2.2% and 1.6% of the Company’s total revenue was allocated using the residual approach for the three and nine months ended September 30, 2018, respectively.

The Company’s primary method of establishing stand-alone selling price (“SSP”) is through observable discounting of SSPs and, if needed, other data points. It is the Company’s policy to require at least 70% compliance within a narrow band (+/- 10% from target price) to establish SSP using a discount approach. The Company’s acute software licenses are sold to different customers for a broad range of amounts. The software license pricing within the acute hospital IT market segment varies significantly and ranges in compliance from 37% to 53% depending on the stratification of customer segments. Thus, we are not able to stratify the pricing in a manner that provides a representative SSP that is discernable from past transactions or other observable evidence.

Therefore, the Company believes that its use of the residual method to determine the SSP for sales of its suite of acute software licenses is appropriate under the criteria outlined in ASC 606-10-32-34(c)(1). The Company will revise its disclosures in future filings to add an additional sentence clarifying its use of the residual method, as follows:

“Our acute suite of software licenses is sold to a diverse set of customers for a broad range of amounts and, therefore, stand-alone selling price is not discernible from past transactions due to the high variability of selling prices.”

Revenue Recognition, page 14

2.

We note your response to prior comment 2 regarding separate presentation of product and service revenues under Rule 5-03(b) of Regulation S-X. It appears from your disclosures here and on page 13 that tangible products also include software licenses, including disks,

which can be physically shipped or delivered electronically. If material, tell us why software license products should not be presented separately from services on the face of the income statement. In addition, clarify in your disclosure on page 15 whether the software delivery, support and maintenance "non-recurring revenue" line item are software licenses, and whether they are the same as the software licenses "point in time"

in your comment response's proposed tabular presentation. Please advise or revise accordingly. As part of your response, please separately quantify the amount of revenues recognized related to software licenses, hardware, and services (SMA and SaaS),

respectively.

The Company’s primary method of providing purchased perpetual or term software licenses is through electronic delivery. Some of our contracts provide the option for physical media delivery, such as disks. Such requests have declined in recent years to a level of insignificance. Therefore, all references to disks and physical shipment of software licenses will be removed from the Company’s future filings.

In response to the Staff’s comment, the Company clarifies that sales of perpetual and term software licenses are included as part of our non-recurring software delivery, support and maintenance revenue stream. The “software licenses” line item in the table of significant performance obligations on p.14 is the same as and is meant to represent the sales of perpetual and term software licenses, the revenue from which is recognized at a “point in time”. The Company further clarifies that non-recurring software delivery, support and maintenance revenue includes additional revenue categories. Therefore, the Company will revise its disclosures in future filings to add an additional paragraph under the table of significant performance obligations, as follows:

“Recurring software delivery, support and maintenance revenue consists of recurring subscription-based software sales, support and maintenance revenue, and recurring transaction-related revenue. Non-recurring software delivery, support and maintenance revenue consists of perpetual software licenses sales, resale of hardware and non-recurring transaction-related revenue. Recurring client services revenue consists of revenue from managed services solutions, such as outsourcing, private cloud hosting and revenue cycle management. Non-recurring client services revenue consists of project-based client services revenue.”

In response to the Staff’s comment, the components of non-recurring software delivery, support and maintenance revenue for the three months ended September 30, 2018 are 54.9% perpetual software licenses sales, 7.7% hardware sales and 37.4% non-recurring transaction-related revenue. Revenue from the sale of perpetual licenses further represents 7.5% of total software delivery, support and maintenance revenue and 4.7% of total revenue for the three months ended September 30, 2018. Therefore, the Company believes that separate presentation of software license revenue on the face of the consolidated statement of operations is not required under Rule 5-03(b) of Regulations S-X.

If you have any questions regarding the Company’s responses, you may contact me at (800) 334-8534.

Very truly yours,

/s/ Dennis M. Olis

Chief Financial Officer, Allscripts Healthcare Solutions, Inc.

cc:	Richard J. Poulton, President, Allscripts Healthcare Solutions, Inc.

Brian P. Farley, Executive Vice President and General Counsel, Allscripts Healthcare Solutions, Inc.

Edward J. Dillon, Senior Vice President, Corporate Controller, Allscripts Healthcare Solutions, Inc.